SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934

For the month of April, 2003.

ORIX Corporation

(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

SIGNATURES
Material Contained in this Report
Consolidated Financial Results from April 1, 2002 to March 31, 2003
Summary of Consolidated Financial Results
Segment Information
Basis of presentation and significant accounting policies
Investment in Securities
Derivative Financial Instruments

Table of Documents Filed

Page

1.	ORIX’s Annual Consolidated Financial Results (April 1, 2002 – March 31, 2003) filed with the Tokyo Stock Exchange on Friday, April 25, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: April 28, 2003	By	/s/ Masaru Hattori Masaru Hattori Corporate Senior Vice President Head of the Accounting Department ORIX Corporation

Consolidated Financial Results
April 1, 2002 — March 31, 2003

April 25, 2003

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 120.20 to $1.00, the approximate exchange rate prevailing at March 31, 2003.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company expects that it will be a “passive foreign investment company” under the U.S. Internal Revenue Code. A U.S. holder of the shares of the Company is therefore subject to special rules of taxation in respect of certain dividend, gain or other income on such shares. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further Information please contact:

Corporate Communications ORIX Corporation 3-22-8 Shiba, Minato-ku, Tokyo 105-8683 JAPAN Tel: (03) 5419-5102 Fax: (03) 5419-5901 E-mail: leslie_hoy@orix.co.jp

Material Contained in this Report

     The Company’s Financial information for the fiscal year from April 1, 2002 to March 31, 2003, filed with the Tokyo Stock Exchange and also made public by way of press release.

Consolidated Financial Results from April 1, 2002 to March 31, 2003

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation

Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591) Osaka Securities Exchange Nagoya Stock Exchange New York Stock Exchange (Trading Symbol: IX)

Head Office:	Tokyo JAPAN Tel: (03)5419-5102 (URL http://www.orix.co.jp/ir_e/ir_index.htm)

Date Approved by Board of Directors:           April 25, 2003

1.  Performance Highlights for the Years Ended March 31, 2003 and 2002
(1) Performance Highlights — Operating Results

	Total	Year-on-Year	Operating	Year-on-Year	Income before	Year-on-Year
	Revenues	Change	Income	Change	Income Taxes	Change

	(millions of JPY)*1
March 31, 2003	683,645	3.8%	38,083	(48.1%)	46,288	(36.6%)
March 31, 2002	658,462	12.3%	73,369	28.4%	73,039	23.3%

			Basic	Diluted
		Year-on-Year	Earnings	Earnings	Return on	Return on	Operating
	Net Income	Change	Per Share	Per Share	Equity	Assets *2	Margin *3

March 31, 2003	30,243	(24.9%)	361.44	340.95	6.0%	0.8%	6.8%
March 31, 2002	40,269	17.9%	489.19	467.11	8.4%	1.2%	11.1%

1.	Equity in Net Income (Loss) of and Gain (Loss) on Sales of Affiliates was a net gain of JPY 8,205 million for the year ended March 31, 2003 and a net loss of JPY 330 million for the year ended March 31, 2002.

2.	The average number of shares was 83,672,434 for the year ended March 31, 2003 and 82,318,387 for the year ended March 31, 2002.

3.	Changes in Accounting Principles Yes (x) (new accounting adoption) No ( )

Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.

Note 2:	This figure has been calculated using Income Before Income Taxes in accordance with Tokyo Stock Exchange disclosure practice. The figure on following pages is calculated using Net Income.

Note 3:	In this context, Operating Margin is calculated by dividing Income Before Income Taxes by Total Revenues.

(2)  Performance Highlights — Financial Position

		Shareholders'	Shareholders'	Shareholders'
	Total Assets	Equity	Equity Ratio	Equity Per Share

March 31, 2003	5,931,067	505,458	8.5%	6,039.43
March 31, 2002	6,350,219	502,508	7.9%	6,007.52

1.	The number of shares outstanding (excluding treasury stock) was 83,693,009 as of March 31, 2003 and 83,646,466 as of March 31, 2002.

(3)  Performance Highlights — Cash Flows

	Cash Flows	Cash Flows	Cash Flows	Cash and Cash
	From Operating	From Investing	From Financing	Equivalents
	Activities	Activities	Activities	At End of Period

March 31, 2003	210,150	182,950	(542,040)	204,677
March 31, 2002	257,635	(305,711)	246,116	354,748

(4)  Number of Consolidated Subsidiaries and Affiliates

Consolidated Subsidiaries	198
Non-consolidated Subsidiaries	0
Affiliates	72	(Of which 72 are accounted for by the equity method)

(5)  Changes in Accounting Treatment

Additions to and deletions from consolidated subsidiaries and affiliates

Additions: Consolidated Subsidiaries 29, Affiliates 13

Deletions: Consolidated Subsidiaries 6, Affiliates 5

2.  Forecasts for the Year Ending March 31, 2004

	Total	Income before
Fiscal Year	Revenues	Income Taxes	Net Income

March 31, 2004	730,000	87,000	48,000

Note:  Basic Earnings Per Share is forecasted to be JPY 573.52.

Group Position

The ORIX group consists of ORIX Corporation, 198 subsidiaries and 72 affiliates, and is developing various operations. The main contents of each operation and the positioning of ORIX Corporation and its subsidiaries are given below. The following classification is the same as that used in the classification of information by segment.

Domestic Operations

(1)	Corporate finance

This business centers on direct financing leases and installment loans, other than real estate loans, to corporate customers as well as the sale of a variety of financial products and other fee business.

[Main related companies]

ORIX Corporation, ORIX Alpha Corporation, ORIX Auto Leasing Corporation, IFCO Inc., Nittetsu Lease Co., Ltd.

(2)	Equipment operating leases

This business principally comprises the rental of precision measuring equipment and personal computers to corporate customers as well as automobile rental operations.

[Main related companies]

ORIX Rentec Corporation, ORIX Rent-A-Car Corporation

(3)	Real estate-related finance

This business encompasses real estate loans to corporate customers and housing loans to individuals. ORIX is also expanding its business involving loan servicing, commercial mortgage-backed securities (CMBS), and REITs.

[Main related companies]

ORIX Corporation, ORIX Trust and Banking Corporation, ORIX Asset Management & Loan Services Corporation

(4)	Real Estate

This business consists principally of condominium development and office rental activities as well as the operation of such facilities as hotels, employee dormitories, and training facilities.

[Main related companies]

ORIX Corporation, ORIX Estate Corporation, ORIX Real Estate Corporation

(5)	Life insurance

This segment consists of direct and agency life insurance sales and related activities conducted by ORIX Life Insurance.

[Main related companies]

ORIX Life Insurance Corporation

(6)	Other

The other segment encompasses securities transactions, venture capital operations, consumer card loan operations, and new businesses.

[Main related companies]

ORIX Corporation, ORIX Credit Corporation, ORIX Capital Corporation, ORIX Securities Corporation, ORIX Baseball Club Co., Ltd., ORIX COMMODITIES Corporation, ORIX Club Corporation, ORIX Investment Corporation

Foreign Operations

(1)	The Americas

Principal businesses in the Americas segment are direct financing leases, corporate lending, securities investment, commercial mortgage-backed securities (CMBS) related business, and real estate development.

[Main related companies]

ORIX USA Corporation, ORIX Real Estate Equities, Inc., ORIX Financial Services, Inc., ORIX Capital Markets, LLC, Stockton Holdings Limited

(2)	Asia and Oceania

Principal businesses in Asia and Oceania involve direct financing leases, operating leases for precision measuring equipment and transportation equipment, corporate lending, and securities investment.

[Main related companies]

ORIX Investment and Management Private Limited, ORIX Asia Limited, ORIX Australia Corporation Limited, ORIX Taiwan Corporation, PT. ORIX Indonesia Finance, ORIX Leasing Malaysia Berhad, ORIX Leasing Pakistan Limited, ORIX Leasing Singapore Limited, INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED

(3)	Europe

Principal businesses in Europe center or aircraft operating leases, corporate loans, and securities investments.

[Main related companies]

ORIX Europe Limited, ORIX Ireland Limited, ORIX Aviation Systems Limited

Group Structure

The structure of principal business of the ORIX group is as follows.

Major Group Company	Principal Business
ORIX Corporation	Leasing, Lending and Other Financial Services

Providing customers with financial services

Selling Substitution

Guarantee of Liabilities

Business Fund Loan

Domestic Operations

ORIX Auto Leasing Corporation	Automobile Leasing
ORIX Rentec Corporation	Precision Measuring & OA Equipment Rentals
ORIX Alpha Corporation	Leasing, Lending
IFCO Inc.	Automobile Leasing
Nittetsu Lease Co., Ltd.	Leasing, Hire Purchase
ORIX Credit Corporation	Consumer Loans
ORIX Club Corporation	Consumer Loans
ORIX Rent-A-Car Corporation	Automobile Rentals
ORIX Real Estate Corporation	Real Estate Development & Management
ORIX Estate Corporation	Real Estate & Leisure Facility Management
ORIX Securities Corporation	Securities Brokerage & Online Trading
ORIX Life Insurance Corporation	Life Insurance
ORIX Trust and Banking Corporation	Trust & Banking Services, Housing Loans
ORIX Capital Corporation	Venture Capital
ORIX Investment Corporation	Alternative Investment
ORIX COMMODITIES Corporation	Securities and Futures Trading
ORIX Asset Management & Loan Services Corporation	Loan Servicing
ORIX Baseball Club Co., Ltd.	Professional Baseball Team Management
other 144	

Foreign Operations

The Americas		
ORIX USA Corporation		Investment Banking, Leasing
ORIX Financial Services, Inc.		Leasing, Lending
ORIX Real Estate Equities, Inc.		Real Estate Development & Management
ORIX Capital Markets, LLC		Loan Servicing, Corporate Debt Investment
Stockton Holdings Limited	*	Futures Trading, Reinsurance
other 23		
Asia and Oceania		
ORIX Asia Limited		Leasing, Investment Banking
ORIX Investment and Management Private Limited		Venture Capital
ORIX Leasing Singapore Limited	*	Leasing, Hire Purchase
ORIX Taiwan Corporation		Leasing, Hire Purchase
PT.ORIX Indonesia Finance		Leasing, Automobile Leasing
ORIX Leasing Malaysia Berhad		Leasing, Lending, Hire Purchase
ORIX Australia Corporation Limited		Leasing, Automobile Leasing & Rentals
INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED	*	Investment Banking, Corporate Finance
ORIX Leasing Pakistan Limited	*	Leasing, Automobile Leasing, Lending
other 54		
Europe		
ORIX Europe Limited		Corporate Finance
ORIX Ireland Limited		Corporate Finance
ORIX Aviation Systems Limited		Aircraft Leasing
other 14		

* Affiliates

- - - The guarantee to some group companies is shown among others.

Summary of Consolidated Financial Results

Management Policies

Objectives

     ORIX has continued to provide value-added financial products and services to meet its customers’ needs. As the services that customers demand have diversified, we have increased the number and quality of the financial solutions that we provide. As a result, ORIX’s financial services have expanded from leasing, rentals and lending to include life insurance, real estate finance and investment banking activities. As new business opportunities arise in the future, we plan to build on our accumulated knowledge and experience to continue to provide creative and innovative value-added financial solutions.

     ORIX aims to achieve the optimum growth in long-term shareholder value and contribute to society by taking the lead in discovering customers’ needs in order to provide new value-added financial services. This is the basis of ORIX’s management philosophy and we will further strive to focus on areas that fully utilize the specialization of the entire ORIX Group in order to meet our customers’ needs.

     ORIX has placed the utmost importance on profitability by carefully selecting businesses and concentrating its resources to achieve maximum growth in shareholder value. However, in the Japanese financial market, it is quite difficult to achieve a level of risk-adjusted return that is comparable to the global standards. In light of this fact, ORIX is striving to increase the efficiency of its asset-based business and is concentrating more of its resources on investment banking activities with the goal of increasing profitability without increasing assets.

Dividend Policy

     Dividends for the fiscal year ended March 31, 2003 are expected to be 25 yen per common share (15 yen for fiscal year ended March 31, 2002), pending passage of a resolution at the-40th General Annual Meeting of Shareholders scheduled for June 25, 2003. The dividend was increased to address the long downward trend in the dividend payout ratio. ORIX continues to believe that the Company should strive to maximize the return to shareholders by increasing corporate value. There is no change in the basic policy of using retained earnings to invest in highly profitable areas to achieve continued growth.

Unit Shares

     ORIX’s basic policy is to periodically review the number of common shares that make up one trading unit in order to promote a broad participation by investors. With regards to the number of shares that make one unit, ORIX will consider demands from the market and weigh the costs and benefits associated with any changes to the present trading unit.

Corporate Governance

     ORIX has strengthened its corporate governance structure in order to more objectively ensure that business activities are being carried out to maximize shareholder value. For example, ORIX established an Advisory Board in 1997, introduced a Corporate Executive Officer system in 1998, and welcomed independent directors to the Board and set up the Executive Nomination and Compensation Committee in 1999. In addition, ORIX believes that compliance is a foundation of strong corporate governance and continues to strengthen its compliance based on the spirit of EC21, which is our guide to continue to be an “Excellent Company” in the 21st Century. We are actively promoting our Corporate Action Principles and Employee Action Principles as part of compliance. In order to take further steps to strengthen its corporate governance structure, ORIX’s Board of Directors will propose to shareholders at the upcoming 40th Annual General Meeting of Shareholders that ORIX adopt a “Company with Committees” system, which became possible on April 1, 2003 as a result of revisions to the Japanese Commercial Code.

Financial Results

1.  Fiscal Year Ended March 31, 2003

Economic Environment

     Although the world economy experienced a slight recovery at the beginning of the fiscal year, growth slowed again later in the fiscal year due to greater deflationary pressures. The U.S. economy was able to continue its positive growth, but experienced uncertainty against the backdrop of the war in Iraq and concerns regarding employment. Capital expenditures in Europe were stagnant and resulted in a marked deceleration in the economy. Despite the recovery of the Asian economy, personal consumption and the expansion of exports peaked out and overall economic growth slowed. Japan was equally affected by the events in the world economy. In the first half, a rise in exports and recovery in production led to an improvement in certain areas, however, uncertainty surrounding the future of the world economy and stagnation of the stock market caused a slowdown in the Japanese economy. Furthermore, deflationary pressures continued throughout the fiscal year.

Financial Highlights

Income before Income Taxes Net Income Earnings Per Share (Basic) Earnings Per Share (Diluted) Shareholders’ Equity Per Share ROE ROA	46,288 million yen (Down 37% year on year)
30,243 million yen (Down 25% year on year)
361.44 yen (Down 26% year on year)
340.95 yen (Down 27% year on year)
6,039.43 yen (Up 1% year on year)
6.0% (March 31, 2002: 8.4%)
0.49% (March 31, 2002: 0.67%)

Revenues: 683,645 million yen (Up 4% year on year)

In addition to increases in “residential condominium sales,” “other operating revenues” grew as a result of contributions from new businesses and companies in which investments were made as part of ORIX’s corporate restructuring business. While there was a 9% decrease in revenues in the life insurance business owing to a change in business strategy emphasizing profitability, overall revenues were up 4% year on year to 683,645 million yen.

Expenses: 645,562 million yen (Up 10% year on year)

Lower “interest expense” and a drop in “life insurance costs” in line with lower life insurance revenues, reduced expenses. However, increased “costs of residential condominium sales” that accompanied the growth in revenues from condominium development, and the increase in “selling, general and administrative expenses” due to expansion of our business led to higher costs. In addition, the write-down of a golf course in the second quarter and other properties including rental office buildings, hotels, and golf courses in the fourth quarter that were recorded as “write-downs of long-lived assets” totaled 50,682 million yen. Furthermore, an increase in the “provision for doubtful receivables and possible loan losses” was made in light of the deterioration of the airline industry in North America. These factors contributed to an increase in overall expenses of 10% year on year to 645,562 million yen.

Net Income: 30,243 million yen (Down 25% year on year)

Although operating income fell 48% year on year, net income only decreased 25% to 30,243 million yen owing to a marked gain in “equity in net income (loss) of and gain (loss) on sales of affiliates,” an extraordinary gain from the excess of the proportionate fair value of the net assets over the purchase price paid by the Company, “negative goodwill,” for an affiliate accounted for by the equity method, and the “cumulative effect of a change in accounting principle” relating to negative goodwill arising from prior acquisitions.

Operating Assets: 5,168 billion yen (Down 7% year on year)

New business volumes in areas related to corporate real estate-related finance and the consumer card loan operations, in addition to direct financing leases as a result of acquisitions continued to be strong. However, some direct financing lease and loan assets were securitized, and some investment in securities were liquidated in the life insurance operations. In addition, “other operating assets” declined due to the listing and sale of units of a J-REIT in the first quarter. As a result, operating assets were 5,168 billion yen, down 7% on March 31, 2002.

Segment Information (“Profits” refer to income before income taxes)

Domestic Operations

     Corporate Finance: Operating assets increased as a result of acquisitions, while segment assets at the end of March were down year on year as a result of the securitization of direct financing leases. Total segment profits fell 8%, or 3,908 million yen, year on year to 44,158 million yen as a result of a lower level of gains from securitizations.

     Equipment Operating Leases: The automobile rental operations performed well, but the precision measuring equipment rental business, which makes up the majority of this segment, continued to suffer due to weak demand in the IT sector. In addition, a provision of 2,360 million yen was made for investments in aircraft leasing. As a result, segment profits decreased to 4,402 million yen from 9,906 million yen in the same period of the previous fiscal year.

     Real Estate-Related Finance: Segment profits jumped more than three-fold to 19,572 million yen from 5,654 million yen in the previous fiscal year. The segment saw a continued strong contribution from consumer housing loans—including those purchased in the second half of the previous fiscal year—and corporate non-recourse loans. Proceeds from the listing and sale of a J-REIT in the first quarter and gains from the sale of real estate-related assets in the fourth quarter also contributed to profits.

     Real Estate: The condominium development business continued to perform well. Segment revenues also included gains from the sales of some office buildings, and revenues from rental properties and building maintenance operations. However, this segment recorded a loss of 39,441 million yen compared with a profit of 5,842 million yen in the previous fiscal year due to 50,682 million yen (2,716 million yen in the previous fiscal year) in write-downs of certain real estate assets.

     Life Insurance: A shift in strategy away from savings-type to insurance-only life insurance products was implemented to increase profitability, but the worsening economic environment led to a decrease in life insurance related investment income. As a result, segment profits decreased 973 million yen to 4,791 million yen compared to 5,764 million yen in the previous fiscal year.

     Other: Segment profits rose sharply to 8,452 million yen compared to 4,941 million yen in the previous fiscal year thanks to an increase in interest on consumer card loans as well as a contribution from the securitization of loans in the card loan business.

Foreign Operations

     The Americas: While the costs associated with restructuring of our truck and construction equipment leasing business declined compared to the previous fiscal year, the commercial mortgage-backed securities operations experienced lower earnings. Against the backdrop of a weak American economy, “provision for doubtful receivables and possible loan losses” and “write-downs of securities” were recorded, but segment profits increased to 1,332 million yen compared to 810 million yen in the previous fiscal year.

     Asia and Oceania: Strong performance of the corporate lending and automobile leasing operations of each company in the region and contribution from equity method affiliates resulted in an increase in segment profits to 9,765 million yen compared to 5,433 million yen in the previous fiscal year.

     Europe: While the sale of investment securities contributed to profits in the previous fiscal year, no particular contributions were made this fiscal year, resulting in a segment loss of 736 million yen compared to a segment profit of 600 million yen in the previous fiscal year.

2.  Summary of Cash Flows (Fiscal Year Ended March 31, 2003)

     “Cash and cash equivalents” decreased by 42.3% or 150,071 million yen to 204,677 million yen compared to March 31, 2002.

     “Cash flows from operating activities” decreased 18.4% to 210,150 million yen, due mainly to an 85.6% decline in the growth of policy liabilities as a result of the shift away from savings-type products and an increase in other operating assets held for sale, including advance payments.

     “Cash flows from investing activities” were 182,950 million yen, compared to a net outflow of 305,711 million yen in the previous fiscal year. The change was primarily due to a considerably lower level of other operating assets purchased (119,700 million yen in previous fiscal year), a decrease in the amount of securities purchased compared to the previous fiscal year, proceeds from a decrease in other operating assets and the sales of securities.

     “Cash flows from financing activities,” were a net outflow of 542,040 million yen, compared to a net inflow of 246,116 million yen in the previous fiscal year due to the repayment of commercial paper and debt.

3.  Summary of Fourth Quarter (Three Months Ended March 31, 2003)

     In the fourth quarter, revenues increased 7,921 million yen. “Interest on loans and investment securities,” and “other operating revenues” both increased while “brokerage commissions and gains on investment securities” decreased. The 36,017 million yen in “write-downs of long-lived assets” recorded in the fourth quarter was the main factor contributing to a 45,267 million yen increase in expenses compared to the fourth quarter of the previous fiscal year. As a result, there was an operating loss of 17,539 million yen, down 37,346 million yen compared to the fourth quarter of the previous fiscal year. Income before income taxes was a loss of 15,010 million yen and the net loss for the fourth quarter was held to 4,969 million yen due primarily to an extraordinary gain from the recognition of negative goodwill from an affiliate accounted for by the equity method.

4.  Outlook and Forecasts for the Fiscal Year Ending March 31, 2004

     In light of concerns of a worldwide recession, it is still uncertain how the world economy will be affected. Corporate earnings and personal consumption are expected to remain sluggish in Japan.

     Despite the difficulties in the economic environment, for the fiscal year ending March 31, 2004, we forecast “revenues” of 730,000 million yen (up 7% compared with the fiscal year ended March 31, 2003), “income before income taxes” of 87,000 million yen (up 88%), and “net income” of 48,000 million yen (up 59%).

Consolidated Financial Highlights
(For the Years Ended March 31, 2003 and 2002)

	Year ended	Year-on-Year	Year ended	Year-on-Year
	March 31, 2003	Change	March 31, 2002	Change

	(millions of JPY, except for per share data)
Operating Assets
Investment in Direct Financing Leases	1,572,308	95%	1,658,669	100%
Installment Loans	2,288,039	101%	2,273,280	123%
Investment in Operating Leases	529,044	111%	474,491	105%
Investment in Securities	677,435	79%	861,336	91%
Other Operating Assets	101,481	39%	260,373	197%

Total	5,168,307	93%	5,528,149	110%

Operating Results
Total Revenues	683,645	104%	658,462	112%
Income before Income Taxes	46,288	63%	73,039	123%
Net Income	30,243	75%	40,269	118%
Earnings Per Share
Income before Extraordinary Gain and Cumulative
Effect of a Change in Accounting Principle
Basic	299.88	62%	487.57	117%
Diluted	283.04	61%	465.57	116%
Net Income
Basic	361.44	74%	489.19	117%
Diluted	340.95	73%	467.11	116%
Shareholders’ Equity Per Share	6,039.43	101%	6,007.52	106%

Financial Position
Shareholders’ Equity	505,458	101%	502,508	109%
Number of Shares (‘000) (excluding treasury stock)	83,693	100%	83,646	102%
Long-and Short-Term Debt and Deposits	4,239,514	91%	4,679,566	115%
Total Assets	5,931,067	93%	6,350,219	114%
Shareholders’ Equity Ratio	8.5%	108%	7.9%	95%
Return on Equity	6.0%	71%	8.4%	109%

New Business Volumes
Direct Financing Leases
New Receivables Added	1,000,896	92%	1,083,070	129%
New Equipment Acquisitions	895,848	91%	980,379	136%
Installment Loans	1,268,170	95%	1,340,400	181%
Operating Leases	173,567	119%	146,203	102%
Investment in Securities	231,294	66%	348,347	88%
Other Operating Assets	116,736	57%	204,121	158%

Condensed Consolidated Statements of Income
(For the Years Ended March 31, 2003 and 2002)

	Year ended	Year-on-Year	Year ended	Year-on-Year	U.S. dollars
	March 31, 2003	Change (%)	March 31, 2002	Change (%)	March 31, 2003

	(millions of JPY, millions of US$)

Total Revenues:	683,645	104	658,462	112	5,688

Direct Financing Leases	122,928	101	121,914	100	1,023
Operating Leases	127,608	106	120,807	106	1,062
Interest on Loans and Investment Securities	131,590	108	121,962	111	1,095
Brokerage Commissions and Gains on Investment Securities	10,857	59	18,367	152	90
Life Insurance Premiums and Related Investment Income	138,511	91	152,333	96	1,152
Residential Condominium Sales	71,165	123	58,078	157	592
Interest Income on Deposits	526	38	1,374	55	4
Other Operating Revenues	80,460	126	63,627	203	670

Total Expenses:	645,562	110	585,093	111	5,371

Interest Expense	71,990	80	90,348	83	599
Depreciation — Operating Leases	80,565	105	77,047	113	670
Life Insurance Costs	125,684	90	139,786	97	1,046
Costs of Residential Condominium Sales	60,769	123	49,517	154	506
Other Operating Expenses	41,359	140	29,614	257	344
Selling, General and Administrative Expenses	144,271	114	126,316	125	1,200
Provision for Doubtful Receivables and Possible Loan Losses	54,706	107	51,367	115	455
Write-downs of Long-Lived Assets	50,682	1,866	2,716	66	422
Write-downs of Securities	14,325	73	19,742	182	119
Foreign Currency Transaction Loss (Gain), Net	1,211	—	(1,360)	—	10

Operating Income	38,083	52	73,369	128	317

Equity in Net Income (Loss) of and Gain (Loss) on Sales of Affiliates	8,205	—	(330)	—	68

Income before Income Taxes	46,288	63	73,039	123	385

Income Taxes Provision	21,196	64	32,903	131	176

Income before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	25,092	63	40,136	118	209

Extraordinary Gain	3,214	—	—	—	27

Cumulative Effect of a Change in Accounting Principle	1,937	1,456	133	—	16

Net Income	30,243	75	40,269	118	252

Note:	1.	The Company recognized an extraordinary gain due to the excess of the proportionate fair value of the net assets over the purchase price of The Fuji Fire and Marine Insurance Company Limited paid by the Company (“Negative Goodwill”).
	2.	On April 1, 2002, as a result of the adoption of FASB Statement No. 141 (“Business Combinations”), the Company and its subsidiaries recorded a transition gain arising from the write-off of “Negative Goodwill” of JPY1,937 million (US$16 million) as of March 31, 2002 as the “Cumulative Effect of a Change in Accounting Principle.”
	3.	As of the beginning of the previous fiscal year ended March 31, 2002, a transition adjustment of JPY 133 million as a result of the adoption of FASB Statement No.133 (“Accounting for Derivative Instruments and Hedging Activities”) was recorded as “Cumulative Effect of a Change in Accounting Principle”
	4.	“Residential Condominium Sales” and “Costs of Residential Condominium Sales” were reclassified from “Other Operating Revenues” and “Other Operating Expenses,” respectively.

Condensed Consolidated Statements of Income
(For the Three Months Ended March 31, 2003 and 2002)

	Three Months		Three Months
	ended	Year-on-Year	ended	U.S. dollars
	March 31, 2003	Change (%)	March 31, 2002	March 31, 2003

	(millions of JPY, millions of US$)

Total Revenues:	185,748	104	177,827	1,545

Direct Financing Leases	29,569	93	31,942	246
Operating Leases	35,854	118	30,429	298
Interest on Loans and Investment Securities	36,154	106	34,085	301
Brokerage Commissions and Gains on Investment Securities	1,575	24	6,605	13
Life Insurance Premiums and Related Investment Income	38,358	105	36,673	319
Residential Condominium Sales	19,441	110	17,639	162
Interest Income on Deposits	116	97	120	1
Other Operating Revenues	24,681	121	20,334	205

Total Expenses:	203,287	129	158,020	1,691

Interest Expense	17,731	95	18,677	148
Depreciation — Operating Leases	21,968	109	20,234	183
Life Insurance Costs	34,468	105	32,855	287
Costs of Residential Condominium Sales	17,461	113	15,519	145
Other Operating Expenses	13,096	151	8,653	109
Selling, General and Administrative Expenses	39,172	110	35,763	325
Provision for Doubtful Receivables and Possible Loan Losses	17,318	89	19,426	144
Write-downs of Long-Lived Assets	36,017	2,708	1,330	300
Write-downs of Securities	6,409	96	6,688	53
Foreign Currency Transaction Gain	(353)	31	(1,125)	(3)

Operating Income (Loss)	(17,539)	—	19,807	(146)

Equity in Net Income (Loss) of and Gain (Loss) on Sales of Affiliates	2,529	—	(419)	21

Income (Loss) before Income Taxes	(15,010)	—	19,388	(125)

Income Taxes Provision (Benefit)	(6,827)	—	8,417	(57)

Income (Loss) before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	(8,183)	—	10,971	(68)

Extraordinary Gain	3,214	—	—	27

Cumulative Effect of a Change in Accounting Principle	—	—	—	—

Net Income (Loss)	(4,969)	—	10,971	(41)

Condensed Consolidated Balance Sheets
(As of March 31, 2003 and 2002)

			U.S. dollars
	March 31, 2003	March 31, 2002	March 31, 2003

	(millions of JPY, millions of US$)
Assets
Cash and Cash Equivalents	204,677	354,748	1,703
Restricted Cash and Cash Equivalents	18,671	20,189	155
Time Deposits	1,184	1,050	10
Investment in Direct Financing Leases	1,572,308	1,658,669	13,081
Installment Loans	2,288,039	2,273,280	19,035
Allowance for Doubtful Receivables on Direct Financing Leases and Possible Loan Losses	(133,146)	(152,887)	(1,108)
Investment in Operating Leases	529,044	474,491	4,401
Investment in Securities	677,435	861,336	5,636
Other Operating Assets	101,481	260,373	844
Investment in Affiliates	144,974	86,346	1,206
Other Receivables	146,650	124,022	1,220
Advances	119,645	158,089	995
Prepaid Expenses	41,494	37,406	345
Office Facilities	77,043	76,987	641
Other Assets	141,568	116,120	1,179

Total	5,931,067	6,350,219	49,343

Liabilities and Shareholders’ Equity
Short-Term Debt	1,120,434	1,644,462	9,321
Deposits	262,467	225,243	2,184
Trade Notes, Accounts Payable and Other Liabilities	252,453	244,871	2,100
Accrued Expenses	82,012	92,266	682
Policy Liabilities	608,553	602,664	5,063
Current and Deferred Income Taxes	163,711	153,076	1,362
Deposits from Lessees	79,366	75,268	660
Long-Term Debt	2,856,613	2,809,861	23,766

Total Liabilities	5,425,609	5,847,711	45,138

Common Stock	52,067	51,854	433
Additional Paid-in Capital	70,002	69,823	582
Legal Reserve	2,220	2,220	18
Retained Earnings	429,163	400,175	3,571
Accumulated Other Comprehensive Loss	(39,747)	(13,440)	(330)
Treasury Stock	(8,247)	(8,124)	(69)

Shareholders’ Equity	505,458	502,508	4,205

Total	5,931,067	6,350,219	49,343

					U.S. dollars
			March 31, 2003	March 31, 2002	March 31, 2003

Note:	1.	Accumulated Other Comprehensive Income (Loss)
		Net unrealized gains on investment in securities	1,917	14,756	16
		Minimum pension liability adjustments	(4,182)	(6,834)	(35)
		Cumulative translation adjustments	(29,919)	(14,800)	(248)
		Net unrealized losses on derivative instruments	(7,563)	(6,562)	(63)

	2.	“Current and Deferred Income Taxes” was combined “Income Taxes: Current” and “Income Taxes: Deferred” from the second quarter.

Condensed Consolidated Statements of Shareholders’ Equity
(For the Years Ended March 31, 2003 and 2002)

	Year ended	Year ended	U.S. dollars
	March 31, 2003	March 31, 2002	March 31, 2003

	(millions of JPY, millions of US$)
Common Stock:
Beginning balance	51,854	41,820	431
Issuance during the year	213	10,034	2

Ending balance	52,067	51,854	433

Additional Paid-in Capital:
Beginning balance	69,823	59,885	581
Issuance during the year and other increase, net	179	9,938	1

Ending balance	70,002	69,823	582

Legal Reserve:
Beginning balance	2,220	2,090	18
Transfer from retained earnings	—	130	—

Ending balance	2,220	2,220	18

Retained Earnings:
Beginning balance	400,175	361,262	3,329
Cash dividends	(1,255)	(1,226)	(10)
Transfer to legal reserve	—	(130)	—
Net income	30,243	40,269	252

Ending balance	429,163	400,175	3,571

Accumulated Other Comprehensive Loss:
Beginning balance	(13,440)	4,552	(111)
Net decrease in net unrealized gains on investment in securities	(12,839)	(19,588)	(107)
Net (increase) decrease in minimum pension liability adjustments	2,652	(2,150)	22
Net (increase) decrease in cumulative translation adjustments	(15,119)	10,308	(126)
Net increase in net unrealized losses on derivative instruments	(1,001)	(6,562)	(8)

Ending balance	(39,747)	(13,440)	(330)

Treasury Stock:
Beginning balance	(8,124)	(8,286)	(68)
(Increase) decrease, net	(123)	162	(1)

Ending balance	(8,247)	(8,124)	(69)

Total Shareholders’ Equity:
Beginning balance	502,508	461,323	4,180
Increase, net	2,950	41,185	25

Ending balance	505,458	502,508	4,205

Summary of Comprehensive Income:
Net income	30,243	40,269	252
Other comprehensive loss	(26,307)	(17,992)	(219)

Comprehensive income	3,936	22,277	33

Condensed Consolidated Statements of Cash Flows
(For the Years Ended March 31, 2003 and 2002)

			U.S. dollars
	Year ended	Year ended	Year ended
	March 31, 2003	March 31, 2002	March 31, 2003

	(millions of JPY, millions of US$)
Cash Flows from Operating Activities:
Net income	30,243	40,269	252
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	118,097	117,019	983
Provision for doubtful receivables and possible loan losses	54,706	51,367	455
Increase in policy liabilities	5,889	40,777	49
Gains from securitization transactions	(9,649)	(9,235)	(80)
Equity in net (income) loss of and (gain) loss on sales of affiliates	(8,205)	330	(68)
Gains on sales of available-for-sale securities	(7,588)	(13,795)	(63)
Write-downs of long-lived assets	50,682	2,716	422
Write-downs of securities	14,325	19,742	119
Decrease (increase) in restricted cash and cash equivalents	1,195	(2,865)	10
Decrease (increase) in other operating assets held for sales, including advance payments	(21,894)	2,133	(182)
Increase in prepaid expenses	(2,975)	(9,255)	(25)
Increase (decrease) in accrued expenses	(2,370)	223	(20)
Increase in deposit from lessees	4,303	8,464	36
Other, net	(16,609)	9,745	(140)

Net cash provided by operating activities	210,150	257,635	1,748

Cash Flows from Investing Activities:
Purchases of lease equipment, including advance payments	(923,483)	(838,105)	(7,683)
Principal payments received under direct financing leases	742,183	768,923	6,175
Net proceeds from securitization of lease and loan receivables	239,050	258,926	1,989
Installment loans made to customers	(1,214,672)	(1,334,532)	(10,105)
Principal collected on installment loans	1,071,841	865,598	8,917
Proceeds from sales of operating lease assets	62,323	39,921	518
Investment in and dividends received from affiliates, net	(23,208)	(20,457)	(193)
Purchases of available-for-sale securities	(193,580)	(289,055)	(1,610)
Proceeds from sales of available-for-sale securities	264,021	325,758	2,197
Maturities of available-for-sale securities	95,187	67,290	792
Purchases of other securities	(23,674)	(50,243)	(197)
Proceeds from sales of other securities	21,413	6,717	178
Payment for increase in other operating assets	(2,847)	(119,700)	(24)
Proceeds from decrease in other operating assets	63,596	1,841	529
Net decrease in call loans	—	9,500	—
Acquisitions of subsidiaries, net of cash acquired	(13,669)	3,846	(114)
Sales of subsidiaries, net of cash disposed	36,469	552	303
Other, net	(18,000)	(2,491)	(150)

Net cash provided by (used in) in investing activities	182,950	(305,711)	1,522

Cash Flows from Financing Activities:
Repayment of short-term debt, net	(122,365)	(171,114)	(1,018)
Proceeds from (Repayment of) commercial paper, net	(485,288)	101,279	(4,037)
Proceeds from long-term debt	811,334	975,220	6,750
Repayment of long-term debt	(776,959)	(729,593)	(6,463)
Net increase in deposits due to customers	37,224	46,929	310
Issuance of common stock	392	19,315	3
Dividends paid	(1,255)	(1,226)	(10)
Net increase (decrease) in call money	(5,000)	5,000	(42)
Other, net	(123)	306	(1)

Net cash provided by (used in) financing activities	(542,040)	246,116	(4,509)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,131)	1,297	(9)

Net Increase (Decrease) in Cash and Cash Equivalents	(150,071)	199,337	(1,248)
Cash and Cash Equivalents at Beginning of Period	354,748	155,411	2,951

Cash and Cash Equivalents at End of Period	204,677	354,748	1,703

Segment Information
(For the Years Ended March 31, 2003 and 2002)

	Year ended March 31, 2003			Year ended March 31, 2002

		Income (Loss)			Income (Loss)
		before	Operating		before	Operating
	Revenues	Income Taxes	Assets	Revenues	Income Taxes	Assets

	(millions of JPY)
Domestic Operations
Corporate Finance	125,560	44,158	1,893,422	118,794	48,066	1,960,380
Equipment Operating Leases	67,655	4,402	144,397	67,319	9,906	147,444
Real Estate-Related Finance	51,589	19,572	931,513	31,582	5,654	1,012,896
Real Estate	104,454	(39,441)	303,838	85,516	5,842	326,473
Life Insurance	138,511	4,791	579,805	154,296	5,764	543,738
Other	61,238	8,452	387,978	49,139	4,941	352,433

Sub-Total	549,007	41,934	4,240,953	506,646	80,173	4,343,364

Foreign Operations
The Americas	57,909	1,332	618,148	75,195	810	794,330
Asia and Oceania	55,425	9,765	437,874	56,677	5,433	435,093
Europe	13,311	(736)	75,207	14,716	600	113,844

Sub-Total	126,645	10,361	1,131,229	146,588	6,843	1,343,267

Segment Total	675,652	52,295	5,372,182	653,234	87,016	5,686,631

Difference between Segment totals and Consolidated Amounts	7,993	(6,007)	(203,875)	5,228	(13,977)	(158,482)

Consolidated Amounts	683,645	46,288	5,168,307	658,462	73,039	5,528,149

	U.S. dollars
	Year ended March 31, 2003

		Income (Loss)
		before	Operating
	Revenues	Income Taxes	Assets

	(millions of US$)
Domestic Operations
Corporate Finance	1,045	367	15,752
Equipment Operating Leases	563	37	1,201
Real Estate-Related Finance	429	163	7,750
Real Estate	869	(328)	2,528
Life Insurance	1,152	40	4,824
Other	509	70	3,227

Sub-Total	4,567	349	35,282
Foreign Operations
The Americas	482	11	5,143
Asia and Oceania	461	81	3,643
Europe	111	(6)	626

Sub-Total	1,054	86	9,412

Segment Total	5,621	435	44,694

Difference between Segment totals and Consolidated Amounts	67	(50)	(1,697)

Consolidated Amounts	5,688	385	42,997

Basis of presentation and significant accounting policies

In preparing the accompanying consolidated financial statements, ORIX Corporation (the Company) and its subsidiaries have followed with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

The significant differences between U.S. and Japanese accounting policies and practices are as follows: Accounting for direct financing leases, accounting for the impairment of long-lived assets and long-lived assets to be disposed of, the use of the straight-line method of depreciation for operating lease equipment, deferral of life insurance policy acquisition costs and the calculation of policy liabilities, accounting for derivative instruments and hedging activities, accounting for goodwill and intangible assets resulting from business combinations, accounting for pension plans, and a reflection of the income tax effect on such adjustments. Segment information is prepared in accordance with FASB Statement No.131. The basis of presentation and significant accounting policies are as follows.

1.   Consolidated subsidiaries

The accompanying consolidated financial statements include the accounts of the Company, 113 domestic subsidiaries and 85 foreign subsidiaries (all 198 subsidiaries). Major subsidiaries are ORIX Auto Leasing Corporation, ORIX USA Corporation and others.

2.   Affiliates accounted for by the equity method

Investment in 47 domestic affiliates and 25 foreign affiliates (all 72 affiliates) are accounted for by using equity method. Major affiliates are The Fuji Fire and Marine Insurance Company Limited, Stockton Holdings Limited and others.

3.   The date of subsidiaries fiscal closing

Certain subsidiaries have a year-end that differs from that of the Company. However, these subsidiaries close their books and make necessary adjustments for consolidation purposes as of the Company’s fiscal year end.

4.   Accounting policies

(1)   Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2)   Recognition of revenues

Direct financing leases—The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term using the interest method. Certain direct lease origination costs are being deferred and amortized over the lease term as a yield adjustment.

Operating leases—Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis.

Insurance premium and expenses—Premium income from life insurance policies are recognized as earned premiums when due. Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. Certain costs associated with writing insurance are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

(3)   Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income. Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through accumulated other comprehensive income (loss), net of applicable income taxes. However, the Company and its subsidiaries recognize losses related to securities for which the market price has been below the acquisition cost and not considered temporary in nature. Held-to-maturity securities are recorded at amortized cost.

(4)   Impairment of long-lived assets

Long-lived assets and certain identifiable intangibles to be held and used by the Company and its subsidiaries are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the sum of undiscounted future cash flows expected to be generated by the assets is less than the carrying amount of the assets, impairment losses are recognized based on the fair value of the assets.

(5)   Allowance for doubtful receivables on direct financing leases and possible loan losses

The allowance for doubtful receivables on direct financing leases and possible loan losses is maintained at a level which, in the judgment of management, is adequate to provide for potential losses on lease and loan portfolios that can be reasonably anticipated.

(6)   Prepaid benefit cost (Accrued benefit liability)

The Company and its subsidiaries follow FASB Statement No.87 (“Employer’s Accounting for Pensions”).

(7)   Significant foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date. The financial statements of foreign subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year.

(8)   Hedge accounting

The Company and its subsidiaries follow FASB Statement No.133 (“Accounting for Derivative Instruments and Hedging Activities”), as amended by FASB Statement No.138 (“Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No.133”). All derivatives are recorded on the balance sheet at fair value.

(9)   Income taxes

Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. Deferred income tax assets have been recognized on the net operating loss carry forwards of certain subsidiaries.

5.   Cash and cash equivalents in the accompanying consolidated statements of cash flows

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

6.   Other notes to consolidated financial statements

In March 2002, the Company acquired an approximately 22% interest in The Fuji Fire and Marine Insurance Company Limited (“Fuji”) for JPY18,105 million (US$151 million). In July 2002, the Company acquired a 90% interest in Nittetsu Lease Co., Ltd. (“Nittetsu”) for JPY5,002 million (US$42 million). The Company has recorded its share of earnings of Fuji by the equity method and has consolidated Nittetsu from their respective acquisition dates forward. In December 2002, the Company acquired an interest in Korea Life Insurance Co., Ltd. (“KLI”) for approximately Won 275 billion (US$220 million).

Revenues from foreign customers

Revenues from foreign customers are as follows.

March 31, 2003

	The	Asia and
	Americas	Oceania	Europe	Total

	(Millions of JPY)

Revenues from foreign customers	58,592	57,467	14,748	130,807

Total consolidated revenues				683,645

Ratio of revenues from foreign customers to total consolidated revenues	8.5%	8.4%	2.2%	19.1%

March 31, 2003

	The	Asia and
	Americas	Oceania	Europe	Total

	(Millions of U.S. dollars)

Revenues from foreign customers	487	478	123	1,088

Total consolidated revenues				5,688

Ratio of revenues from foreign customers to total consolidated revenues	8.5%	8.4%	2.2%	19.1%

This information was not prepared at March 31, 2002.

Investment in Securities

Investment in securities at March 31, 2003 and 2002 consists of the following:

	March 31, 2003	March 31, 2002	March 31, 2003

			(Millions of
	(Millions of JPY)		U.S. dollars)
Trading securities	12,154	879	101
Available-for-sale securities	537,888	718,919	4,475
Held-to-maturity securities	10,638	16,008	89
Other securities	116,755	125,530	971

	677,435	861,336	5,636

For fiscal 2003 and 2002, net unrealized holding gains and losses on trading securities are losses of JPY1,610 million (US$13 million) and gains of JPY98 million, respectively. During fiscal 2003 and 2002, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of JPY264,021 million (US$2,197 million) and JPY325,758 million, respectively, resulting in gross realized gains of JPY9,822 million (US$82 million) and JPY18,147 million, respectively, and gross realized losses of JPY2,234 million (US$19 million) and JPY4,352 million, respectively. The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

Other securities consist mainly of non-marketable equity securities, preferred subscription certificates carried at cost and investment funds accounted for under the equity method.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale and held-to-maturity securities in each major security type at March 31, 2003 and 2002 are as follows:

March 31, 2003

		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair Value

	(Millions of JPY)
Available-for-sale:
Japanese and foreign government bond securities	41,466	173	(100)	41,539
Japanese prefectural and foreign municipal bond securities	13,826	91	(51)	13,866
Corporate debt securities	309,551	2,281	(4,633)	307,199
Mortgage-backed and other asset-backed securities	133,812	5,344	(3,355)	135,801
Funds in trust	4,606	—	(942)	3,664
Equity securities	25,476	12,956	(2,613)	35,819

	528,737	20,845	(11,694)	537,888

Held-to-maturity:
Asset-backed securities	10,638	—	—	10,638

	10,638	—	—	10,638

March 31, 2002

		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair Value

	(Millions of JPY)
Available-for-sale:
Japanese and foreign government bond securities	25,061	256	(9)	25,308
Japanese prefectural and foreign municipal bond securities	24,256	582	(464)	24,374
Corporate debt securities	501,380	7,010	(10,552)	497,838
Mortgage-backed and other asset-backed securities	109,528	6,152	(2,789)	112,891
Funds in trust	5,452	—	(465)	4,987
Equity securities	27,619	27,992	(2,090)	53,521

	693,296	41,992	(16,369)	718,919

Held-to-maturity:
Japanese and foreign government bond securities	183	22	—	205
Asset-backed securities	15,825	1,990	(302)	17,513

	16,008	2,012	(302)	17,718

March 31, 2003

		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair Value

	(Millions of U.S. dollars)
Available-for-sale:
Japanese and foreign government bond securities	345	1	(0)	346
Japanese prefectural and foreign municipal bond securities	114	1	(0)	115
Corporate debt securities	2,576	19	(39)	2,556
Mortgage-backed and other asset-backed securities	1,114	44	(28)	1,130
Funds in trust	38	—	(8)	30
Equity securities	212	108	(22)	298

	4,399	173	(97)	4,475

Held-to-maturity:
Asset-backed securities	89	—	—	89

	89	—	—	89

Derivative Financial Instruments

The Company and its subsidiaries are parties to derivative financial instruments that they use in the normal course of business to reduce exposure to fluctuations in interest and foreign currency rates.

(a)   Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements as cash flow hedges for variability of cash flows originated from floating rate borrowings.

(b)   Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings. One subsidiary hedges a portion of the interest rate exposure of the fair values of certain asset-backed securities using sales of future contracts and forward contracts on treasury securities. The Company’s subsidiaries, which issued medium-term notes, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In case that medium-term notes were denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure.

(c)   Hedges of net investment in foreign operations

The Company uses foreign exchange forward contracts, foreign currency swap agreements and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in foreign subsidiaries.

(d)   Trading and other derivatives

Certain of the Company’s subsidiaries engage in trading activities with various future contracts. For risk management purposes, the Company and certain subsidiaries entered into interest rate swap agreements, caps and collars, which do not qualify for hedge accounting under FASB Statement No. 133. In accordance with FASB Statement No. 133, conversion options were bifurcated from the Company and certain subsidiaries’ convertible bonds, and are recorded as stand-alone derivative contracts. At March 31, 2003 and March 31, 2002, the total face amount was JPY8,200 million (US$68 million) and JPY127,572 million, respectively and the fair value of conversion option was JPY187 million (US$2 million) and JPY2,195 million, respectively.

The following table provides notional amount, carrying amount and estimated fair value information about trading and other derivative instruments as of March 31, 2003 and 2002.

March 31, 2003

	Notional	Carrying	Estimated
	amount	amount	fair value

	(Millions of JPY)
Interest rate risk management:
Interest rate swap agreements	459,208	(14,431)	(14,431)
Options, caps, floors and collars held	30,462	(18)	(18)
Forward contracts	75,726	(1,084)	(1,084)
Foreign exchange risk management:
Foreign exchange forward contracts	88,436	(256)	(256)
Foreign currency swap agreements	303,051	(2,659)	(2,659)
Trading activities:
Futures	95,121	73	73
Interest rate swap agreements	2,000	1	1
Options, caps, floors and collars held	6,278	153	153
Options, caps, floors and collars written	5,361	(43)	(43)
Foreign exchange forward contracts	1,876	2	2

March 31, 2002

	Notional	Carrying	Estimated
	amount	amount	fair value

	(Millions of JPY)
Interest rate risk management:
Interest rate swap agreements	482,130	(9,326)	(9,326)
Options, caps, floors and collars held	31,258	(29)	(29)
Futures	89,371	2,325	2,325
Foreign exchange risk management:
Foreign exchange forward contracts	95,410	(1,915)	(1,915)
Foreign currency swap agreements	385,759	(30,529)	(30,529)
Trading activities:
Futures	143,518	196	196
Interest rate swap agreements	2,000	8	8
Options, caps, floors and collars held	10,188	8	8
Options, caps, floors and collars written	7,598	(5)	(5)
Foreign exchange forward contracts	2,015	6	6

March 31, 2003

	Notional	Carrying	Estimated
	amount	amount	fair value

	(Millions of U.S. dollars)
Interest rate risk management:
Interest rate swap agreements	3,820	(120)	(120)
Options, caps, floors and collars held	253	(0)	(0)
Forward contracts	630	(9)	(9)
Foreign exchange risk management:
Foreign exchange forward contracts	736	(2)	(2)
Foreign currency swap agreements	2,521	(22)	(22)
Trading activities:
Futures	791	1	1
Interest rate swap agreements	17	0	0
Options, caps, floors and collars held	52	1	1
Options, caps, floors and collars written	45	(0)	(0)
Foreign exchange forward contracts	16	0	0

Key Quarterly Financial Data (Unaudited)

	Fiscal 2002				Fiscal 2003

Balance Sheet Data	Q1 (01/4-6)	Q2 (01/7-9)	Q3 (01/10-12)	Q4 (02/1-3)	Q1 (02/4-6)	Q2 (02/7-9)	Q3 (02/10-12)	Q4 (03/1-3)

	(millions of JPY)
1) Investment in Direct Financing Leases	1,622,953	1,821,868	1,839,899	1,658,669	1,646,932	1,669,623	1,634,494	1,572,308
Domestic	1,191,040	1,423,710	1,410,859	1,255,537	1,283,552	1,305,846	1,278,175	1,237,141
Foreign	431,913	398,158	429,040	403,132	363,380	363,777	356,319	335,167
2) Installment Loans	1,918,389	1,996,542	2,274,515	2,273,280	2,327,354	2,326,189	2,374,664	2,288,039
Domestic	1,511,925	1,585,267	1,840,077	1,840,289	1,898,108	1,932,184	1,986,182	1,954,640
Foreign	406,464	411,275	434,438	432,991	429,246	394,005	388,482	333,399
3) Investment in Operating Leases	464,276	468,841	488,662	474,491	451,012	460,103	454,468	529,044
Domestic	335,833	347,725	357,459	338,719	327,391	339,403	340,997	369,489
Foreign	128,443	121,116	131,203	135,772	123,621	120,700	113,471	159,555
4) Investment in Securities	963,493	972,816	972,581	861,336	759,406	717,500	695,319	677,435
Domestic	758,065	762,063	753,028	651,702	565,409	520,005	505,995	497,829
Foreign	205,428	210,753	219,553	209,634	193,997	197,495	189,324	179,606
5) Other Operating Assets	132,822	130,409	187,654	260,373	143,064	129,311	142,856	101,481
Domestic	107,666	106,557	175,144	248,216	132,217	118,558	132,847	91,851
Foreign	25,156	23,852	12,510	12,157	10,847	10,753	10,009	9,630

Total Operating Assets	5,101,933	5,390,476	5,763,311	5,528,149	5,327,768	5,302,726	5,301,801	5,168,307

Allowance for Doubtful Receivables on Direct Financing Leases and Possible Loan Losses	(141,663)	(145,856)	(150,100)	(152,887)	(150,264)	(136,961)	(136,833)	(133,146)
Allowance/Investment in Direct Financing Leases and Installment Loans	4.0%	3.8%	3.6%	3.9%	3.8%	3.4%	3.4%	3.4%

Total Assets	5,693,269	6,002,015	6,365,717	6,350,219	6,091,100	6,050,290	6,025,781	5,931,067

Short-Term Debt, Long-Term Debt and Deposits	4,143,990	4,409,036	4,732,736	4,679,566	4,489,605	4,425,331	4,393,599	4,239,514
Policy Liabilities	579,612	598,871	597,412	602,664	600,144	601,815	598,832	608,553

Total Liabilities	5,225,390	5,546,868	5,874,530	5,847,711	5,592,427	5,550,564	5,519,176	5,425,609

Shareholders’ Equity	467,879	455,147	491,187	502,508	498,673	499,726	506,605	505,458

Total Liabilities & Shareholders’ Equity	5,693,269	6,002,015	6,365,717	6,350,219	6,091,100	6,050,290	6,025,781	5,931,607

Income Statement Data	Q1 (01/4-6)	Q2 (01/7-9)	Q3 (01/10-12)	Q4 (02/1-3)	Q1 (02/4-6)	Q2 (02/7-9)	Q3 (02/10-12)	Q4 (03/1-3)

Revenues
1) Direct Financing Leases	29,611	28,916	31,445	31,942	30,742	32,737	29,880	29,569
Domestic	19,145	19,500	22,583	22,923	21,987	24,854	22,503	22,099
Foreign	10,466	9,416	8,862	9,019	8,755	7,883	7,377	7,470
2) Operating Leases	28,354	30,289	31,735	30,429	30,534	30,545	30,675	35,854
Domestic	20,419	22,672	22,851	21,790	22,012	21,808	21,321	22,511
Foreign	7,935	7,617	8,884	8,639	8,522	8,737	9,354	13,343
3) Interest on Loans and Investment Securities	28,898	27,860	31,119	34,085	30,757	33,284	31,395	36,154
Interest on loans	22,861	22,572	25,575	28,724	26,203	29,323	27,634	32,450
Domestic	15,218	14,814	17,561	22,542	19,795	22,089	21,506	25,678
Foreign	7,643	7,758	8,014	6,182	6,408	7,234	6,128	6,772
Interest on investment securities	6,037	5,288	5,544	5,361	4,554	3,961	3,761	3,704
Domestic	1,105	1,000	641	787	319	162	180	205
Foreign	4,932	4,288	4,903	4,574	4,235	3,799	3,581	3,499
4) Brokerage Commissions and Gains on Investment Securities	4,045	4,451	3,266	6,605	5,127	2,800	1,355	1,575
Brokerage commissions	903	726	740	571	774	569	536	521
Gains on investment securities	3,142	3,725	2,526	6,034	4,353	2,231	819	1,054
5) Life Insurance Premiums and Related Investment Income	40,287	45,625	29,748	36,673	32,946	38,886	28,321	38,358
Life insurance premiums	35,345	42,347	26,652	31,135	28,745	34,503	25,184	34,531
Related investment income	4,942	3,278	3,096	5,538	4,201	4,383	3,137	3,827
6) Residential Condominium Sales	28,290	4,729	7,420	17,639	11,666	18,076	21,982	19,441
Domestic	28,290	4,729	7,420	17,639	11,666	18,076	21,982	19,441
Foreign	—	—	—	—	—	—	—	—
7) Interest Income on Deposits	473	537	244	120	177	135	98	116
8) Other Operating Revenues	19,409	10,769	13,115	20,334	19,008	17,308	19,463	24,681
Domestic	17,381	6,254	10,443	17,574	17,015	14,867	16,243	22,420
Foreign	2,028	4,515	2,672	2,760	1,993	2,441	3,220	2,261

Total Revenues	179,367	153,176	148,092	177,827	160,957	173,771	163,169	185,748

	Fiscal 2002				Fiscal 2003

Income Statement Data	Q1 (01/4-6)	Q2 (01/7-9)	Q3 (01/10-12)	Q4 (02/1-3)	Q1 (02/4-6)	Q2 (02/7-9)	Q3 (02/10-12)	Q4 (03/1-3)

	(millions of JPY)
Expenses
1) Interest Expense	26,128	23,848	21,695	18,677	18,974	17,730	17,555	17,731
2) Depreciation—Operating Leases	18,692	18,691	19,430	20,234	19,429	19,424	19,744	21,968
3) Life Insurance Costs	36,123	42,806	28,002	32,855	29,649	34,775	26,792	34,468
4) Costs of Residential Condominium Sales	23,277	4,259	6,462	15,519	9,985	15,727	17,596	17,461
5) Other Operating Expenses	10,729	3,575	6,657	8,653	8,379	9,770	10,114	13,096
6) Selling, General and Administrative Expenses	29,591	28,668	32,294	35,763	34,163	35,666	35,270	39,172
7) Provision for Doubtful Receivables and Possible Loan Losses	9,634	10,554	11,753	19,426	12,803	12,164	12,421	17,318
8) Write-downs of Long-Lived Assets	—	1,386	—	1,330	—	14,665	—	36,017
9) Write-downs of Securities	2,132	5,119	5,803	6,688	2,166	3,576	2,174	6,409
10) Foreign Currency Transaction Loss (Gain), Net	1,142	(1,439)	62	(1,125)	710	338	516	(353)

Total Expenses	157,448	137,467	132,158	158,020	136,258	163,835	142,182	203,287

Operating Income (Loss)	21,919	15,709	15,934	19,807	24,699	9,936	20,987	(17,539)
Equity in Net Income (Loss) of and Gain (Loss) on Sales of Affiliates	(870)	442	517	(419)	1,623	1,738	2,315	2,529
Income (Loss) before Income Taxes	21,049	16,151	16,451	19,388	26,322	11,674	23,302	(15,010)
Income Taxes Provision (Benefit)	10,740	6,557	7,189	8,417	11,374	5,796	10,853	(6,827)
Income (Loss) before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	10,309	9,594	9,262	10,971	14,948	5,878	12,449	(8,183)
Extraordinary Gain — equity income at acquisition	—	—	—	—	—	—	—	3,214
Cumulative Effect of a Change in Accounting Principle	133	—	—	—	1,937	—	—	—

Net Income (Loss)	10,442	9,594	9,262	10,971	16,885	5,878	12,449	(4,969)

New Business Volumes	Q1 (01/4-6)	Q2 (01/7-9)	Q3 (01/10-12)	Q4 (02/1-3)	Q1 (02/4-6)	Q2 (02/7-9)	Q3 (02/10-12)	Q4 (03/1-3)

Direct Financing Leases: New receivables added	186,123	455,256	213,008	228,683	237,779	325,817	213,620	223,680
Domestic	147,350	402,643	152,409	175,567	172,957	274,881	149,193	161,755
Foreign	38,773	52,613	60,599	53,116	64,822	50,936	64,427	61,925
Direct Financing Leases: New equipment acquisitions	159,348	418,665	185,790	216,576	210,819	297,122	187,555	200,352
Domestic	126,350	373,740	130,801	167,821	151,062	251,883	128,093	144,525
Foreign	32,998	44,925	54,989	48,755	59,757	45,239	59,462	55,827
Installment Loans: New loans added	269,524	271,280	472,897	326,699	341,138	334,070	295,622	297,340
Domestic	201,626	226,464	425,048	291,529	273,867	300,963	261,815	264,242
Foreign	67,898	44,816	47,849	35,170	67,271	33,107	33,807	33,098
Operating Leases: New equipment acquisitions	47,872	37,336	42,619	18,376	20,870	40,656	27,513	84,528
Domestic	41,310	28,301	36,310	11,012	14,128	33,517	20,667	74,688
Foreign	6,562	9,035	6,309	7,364	6,742	7,139	6,846	9,840
Investment in Securities: New securities added	88,666	101,526	80,556	77,599	48,907	46,321	25,894	110,172
Domestic	77,125	75,703	77,225	74,195	38,346	44,804	23,520	107,807
Foreign	11,541	25,823	3,331	3,404	10,561	1,517	2,374	2,365
Other Operating Assets: New assets added	22,226	18,002	81,206	82,687	20,768	29,791	28,197	37,980
Domestic	16,428	12,206	76,287	75,982	15,475	29,403	23,504	30,948
Foreign	5,798	5,796	4,919	6,705	5,293	388	4,693	7,032

Key Ratios, Per Share Data, and Employees	Q1 (01/4-6)	Q2 (01/7-9)	Q3 (01/10-12)	Q4 (02/1-3)	Q1 (02/4-6)	Q2 (02/7-9)	Q3 (02/10-12)	Q4 (03/1-3)

Return on Equity (ROE)*	9.0%	8.3%	7.8%	8.8%	13.5%	4.7%	9.9%	(3.9%)
Return on Assets (ROA)*	0.74%	0.66%	0.60%	0.69%	1.09%	0.39%	0.82%	(0.33%)
Shareholders’ Equity Ratio	8.2%	7.6%	7.7%	7.9%	8.2%	8.3%	8.4%	8.5%
Debt-to-Equity Ratio (times)	8.9	9.7	9.6	9.3	9.0	8.9	8.7	8.4
Shareholders’ Equity Per Share (yen)	5,724.89	5,567.69	5,874.75	6,007.52	5,961.30	5,973.44	6,053.07	6,039.43
Basic EPS (yen)	127.78	117.38	112.63	131.20	201.85	70.27	148.76	(59.38)
Diluted EPS (yen)	122.71	112.79	107.71	123.54	189.95	66.32	140.18	(59.38)
Number of Employees	10,209	11,359	11,307	11,271	11,820	11,859	11,977	11,833

*	annualized

	Fiscal 2002				Fiscal 2003

Segment Information	Q1 (01/4-6)	Q2 (01/7-9)	Q3 (01/10-12)	Q4 (02/1-3)	Q1 (02/4-6)	Q2 (02/7-9)	Q3 (02/10-12)	Q4 (03/1-3)

	(millions of JPY)
Domestic Operations
Corporate Finance	27,420	26,897	31,459	33,018	31,465	33,079	31,147	29,869
Equipment Operating Leases	16,854	17,269	16,574	16,622	16,233	16,734	16,899	17,789
Real Estate-Related Finance	6,898	5,955	7,399	11,330	13,995	11,708	11,252	14,634
Real Estate	33,160	9,239	14,994	28,123	18,983	26,331	30,305	28,835
Life Insurance	41,181	46,123	30,419	36,573	32,946	38,886	28,321	38,358
Other	10,975	11,546	11,396	15,222	12,773	14,386	15,000	19,079

Sub-Total	136,488	117,029	112,241	140,888	126,395	141,124	132,924	148,564

Foreign Operations
The Americas	17,747	19,891	18,523	19,034	14,739	12,536	13,012	17,622
Asia and Oceania	17,838	12,512	12,685	13,642	13,741	13,838	13,802	14,044
Europe	4,041	4,528	3,569	2,578	3,091	2,742	3,760	3,718

Sub-Total	39,626	36,931	34,777	35,254	31,571	29,116	30,574	35,384

Total Segment Revenues	176,114	153,960	147,018	176,142	157,966	170,240	163,498	183,948

Domestic Operations
Corporate Finance	11,403	12,441	11,602	12,620	10,411	14,089	11,562	8,096
Equipment Operating Leases	2,655	2,704	2,128	2,419	1,271	1,708	1,593	(170)
Real Estate-Related Finance	323	80	1,752	3,499	6,106	3,804	2,754	6,908
Real Estate	4,587	(1,154)	870	1,539	2,735	(11,542)	4,341	(34,975)
Life Insurance	3,397	839	(347)	1,875	1,282	1,694	(27)	1,842
Other	800	1,705	739	1,697	2,554	4,372	3,229	(1,703)

Sub-Total	23,165	16,615	16,744	23,649	24,359	14,125	23,452	(20,002)

Foreign Operations
The Americas	(1,100)	1,010	(248)	1,148	1,229	(2,256)	437	1,922
Asia and Oceania	798	2,700	998	937	1,673	2,641	1,545	3,906
Europe	1,153	368	(47)	(874)	(545)	(65)	(112)	(14)

Sub-Total	851	4,078	703	1,211	2,357	320	1,870	5,814

Total Segment Profits (Income (Loss) before Income Taxes)	24,016	20,693	17,447	24,860	26,716	14,445	25,322	(14,188)

Domestic Operations
Corporate Finance	1,894,988	2,158,006	2,185,994	1,960,380	2,008,152	1,981,237	1,963,548	1,893,422
Equipment Operating Leases	136,531	136,713	145,626	147,444	141,905	142,964	145,234	144,397
Real Estate-Related Finance	627,352	647,889	935,426	1,012,896	906,193	908,115	908,821	931,513
Real Estate	316,625	333,394	324,973	326,473	293,189	289,919	307,599	303,838
Life Insurance	557,393	583,579	574,403	543,738	497,593	570,983	578,744	579,805
Other	308,235	322,082	350,161	352,433	389,605	372,273	398,435	387,978

Sub-Total	3,841,124	4,181,663	4,516,583	4,343,364	4,236,637	4,265,491	4,302,381	4,240,953

Foreign Operations
The Americas	808,165	777,428	818,723	794,330	695,351	713,300	691,100	618,148
Asia and Oceania	415,803	400,978	441,432	435,093	467,456	431,966	454,123	437,874
Europe	149,070	136,441	126,348	113,844	98,200	86,024	78,376	75,207

Sub-Total	1,373,038	1,314,847	1,386,503	1,343,267	1,261,007	1,231,290	1,223,599	1,131,229

Total Segment Assets	5,214,162	5,496,510	5,903,086	5,686,631	5,497,644	5,496,781	5,525,980	5,372,182